EX-99.1 2 dex991.htm PRESS RELEASE
Exhibit 99.1
CAM Closed-End Funds: 21 Funds Announce New Investment Management Contracts in Connection with Closing of Legg Mason, Inc., Citigroup Inc. Transaction
Citigroup Investments Corporate Loan Fund Inc.
High Income Opportunity Fund Inc.
Intermediate Muni Fund, Inc.
Managed High Income Portfolio Inc.
Managed Municipals Portfolio Inc.
Municipal High Income Fund Inc.
Real Estate Income Fund Inc.
Zenix Income Fund Inc.
Salomon Brothers Capital and Income Fund Inc.
Salomon Brothers Emerging Markets Debt Fund Inc.
Salomon Brothers Emerging Markets Floating Rate Fund Inc.
Salomon Brothers Emerging Markets Income Fund Inc.
Salomon Brothers Emerging Markets Income Fund II Inc.
Salomon Brothers Global High Income Fund Inc.
Salomon Brothers Global Partners Income Fund Inc.
Salomon Brothers High Income Fund Inc
Salomon Brothers High Income Fund II Inc
Salomon Brothers Municipal Partners Fund II Inc.
Salomon Brothers 2008 Worldwide Dollar Government Term Trust Inc
Salomon Brothers Worldwide Income Fund Inc.
and
The Salomon Brothers Fund Inc
NEW YORK  (Business Wire)  December 1, 2005
On December 1, 2005, Citigroup Inc. ("Citigroup") announced that it had completed the sale of substantially all of its asset management business, Citigroup Asset Management ("CAM"), to Legg Mason, Inc. ("Legg Mason"). As a result, the Fund's investment adviser (the "Manager"), previously an indirect wholly-owned subsidiary of Citigroup, has become a wholly-owned subsidiary of Legg Mason. Completion of the sale caused the Fund's existing investment management contract (and sub-advisory contract, if applicable) to terminate.
The Fund's shareholders approved a new investment management contract between the Fund and the Manager (and a new sub-advisory contract, if applicable) which became effective on December 1, 2005.
Legg Mason's sole business is asset management, with on-the-ground management capabilities located around the world and assets under management as of October 31, 2005 aggregating approximately $830 billion (including the combined assets of Legg Mason and Permal plus approximately $400 billion in managed assets acquired from Citigroup).

Under a licensing agreement between Citigroup and Legg Mason, the name of the Fund, and the names of investment advisers of the Fund, as well as all logos, trademarks and service marks related to Citigroup or any of its affiliates ("Citi Marks") are licensed for use by Legg Mason and by the Fund. Citi Marks include, but are not limited to, "Smith Barney," "Salomon Brothers," "Citi," and "Citigroup Asset Management." Legg Mason and its affiliates, as well as the Manager, are not affiliated with Citigroup. All Citi Marks are owned by Citigroup, and are licensed for use until no later than one year after the date of the licensing agreement. Legg Mason, Inc. is a global asset management firm, structured as a holding company. The firm is headquartered in Baltimore, Maryland.
Symbols: EDF, EFL, EHI, EMD, ESD, GDF, HIF, HIO, HIX, MHF, MHY, MMU, MPT, RIT, SBF, SBG, SBI, SBW, SCD, TLI, ZIF

Contact:		Brenda Grandell
		Citigroup Asset Management
		Director, Closed-End Funds
		212-291-3775

Media Relations:		Mary Athridge
		Citigroup Asset Management
		Media Relations
		212-559-0104